

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2015

Via E-mail
Joseph R. Wright
c/o the Chart Group, L.P.
555 5th Avenue, 19th Floor
New York, NY 10017

> **Re:** **Chart Acquisition Corp.**
> **Schedule TO-T**
> **Filed February 11, 2015 by Chart Acquisition Group LLC et al.**
> **File No. 005-87098**

Dear Mr. Wright:

We have limited our review of the above filing to those issues we have addressed in our comments. Please respond to this letter by providing the requested information. Where you do not believe our comments apply to the bidders' facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Offer to Purchase, unless otherwise indicated.

Schedule TO

Offer to Purchase

1. The press release filed under the cover of Schedule TO on January 5, 2015 indicates that in connection with the business combination with Tempus, the offerors have agreed to purchase as many as 3,746,150 warrants in the Business Combination Tender Offer at a price of $.60 per share. This disclosures appears to constitute a "public announcement," as defined in Exchange Act Rule 14e-5(c)(5), of an impending tender offer that would begin the restricted period in Rule 14e-5(a) that prohibits purchases outside of the Business Combination Tender Offer, including purchases made pursuant to the current Offer. Separately, the filing of the Schedule TO on February 11, 2015 also begins a restricted period prohibiting purchases outside of the current Offer, including the Business Combination Tender Offer.

   In addition, by committing to make each of the offers to purchase the subject warrants, the offerors appear to have made a prohibited "arrangement to purchase," within the meaning of Rule 14e-5(a), of the subject warrants outside of each of the planned, respective tender offers. We also note that any warrant purchases made pursuant to the current Offer could be construed as prohibited purchases within the meaning of Rule 14e-5(a).

Please provide us with a legal analysis explaining how the offerors intend to ensure compliance with Rule 14e-5, or advise.

2.   Please refer to prior comment 1 in our letter to you dated August 19, 2014 and your response letter to the Staff dated August 25, 2014. In support of your conclusion that Exchange Act Rule 13e-3 would not be applicable to the tender offer for Warrants, you stated that the Purchasers did not believe that Nasdaq would delist the Company's securities until the Company has had the opportunity to expand its security holder base in connection with the consummation of the business combination with Orion Air Group Holdings LLC. Please update your response to this comment in light of the disclosure on page 15 of the Offer to Purchase indicating that the Nasdaq hearings panel had granted Chart's request for continued listing subject to completion of the Business Combination and compliance with all Nasdaq initial listing requirements by March 4, 2015.

Risk Factors, page 13

3.   Please advise why, if the Offer is terminated, the Warrants will expire even if the Extension Amendment and the Trust Amendment are approved.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, the filing persons are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

cc: Joshua N. Englard, Esq.
Stuart Neuhauser, Esq.
Ellenoff Grossman & Schole LLP